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                        January 25, 2023

       Joseph Hooker
       Interim Chief Executive Officer and President
       NeuroBo Pharmaceuticals, Inc.
       200 Berkeley Street, Office 19th Floor
       Boston, Massachusetts, 02116

                                                        Re: NeuroBo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 23,
2023
                                                            File No. 333-269365

       Dear Joseph Hooker:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jimmy
McNamara at 202-551-7349 with any questions.




                        Sincerely,


                        Division of Corporation Finance

                        Office of Life Sciences
       cc:                                              Phillip D. Torrence